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                                                                     EXHIBIT 5.2



           DRKOOP.COM ANNOUNCES RESTRUCTURING OF GO PORTAL AGREEMENT

  AUSTIN, Texas -- April 25, 2000 -- drkoop.com, Inc. (Nasdaq: KOOP) today announced the restructuring of its agreement with GO.com (NYSE: GO). Under the restructuring, GO.com will receive an undisclosed amount of cash and additional warrants to purchase shares of drkoop.com common stock, subject to adjustment. This substantially reduces the cash obligations outlined by the previous agreement between drkoop.com and GO.com. GO.com continues to hold warrants to purchase 775,000 shares of drkoop.com common stock that were issued in 1999.
  "The announcements made today are the first steps in reassuring our shareholders that we are addressing our cash issue," said Donald Hackett, president and CEO of drkoop.com. "We are continuing to execute our business model and are actively pursuing other sources of new cash financing."
  The company also stated that it has retained the investment banking firm of Bear, Stearns and Co. to explore strategic options for the company.
  About drkoop.com, Inc.
  drkoop.com is a leading global healthcare Network providing measurable value to individuals worldwide. Its mission is to empower consumers with the information and resources they need to become active participants in the management of their own health. The drkoop.com Network is built from relationships with other Web sites, healthcare
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portals and traditional media outlets, and integrates dynamic, medically reviewed content, interactive communities and consumer-focused tools into a complete source of trusted healthcare information. Its strategic alliance with Shared Medical Systems (SMS) makes drkoop.com a leader in promoting secure online interaction between patients, their physicians and local healthcare organizations. With more than one million registered users worldwide, drkoop.com has strategic relationships with 21 online organizations, including those of America Online and Disney's GO Network. The company's content is also featured on the Web sites of more than 330 healthcare facilities and more than 20 leading television stations nationwide.

  This document contains forward-looking statements relating to, among other things, expense levels, revenue trends, advertising sales trends, growth plans, future results of operations and general business conditions relating to drkoop.com. These forward-looking statements are based on our current expectations and are subject to material risks and uncertainties. Actual results could differ materially from these forward-looking statements depending on changes in external competitive market factors, the effectiveness of our marketing and promotion strategies or our ability to execute our business strategy. These matters and other business risks to which drkoop.com is subject are discussed in our periodic reports and registration statements filed from time to time with the Securities and Exchange Commission. In particular, investors are urged to review carefully the information under the caption "Risk Factors" in the Form 10-K for the year ended December 31, 1999 and the other information contained in that report. The Form 10-K may be obtained by accessing the database maintained by the Securities and Exchange Commission at www.sec.gov or by contacting drkoop.com as noted above.
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